Mail Stop 4561

June 3, 2008

Mark DeFoor, President and CEO
Title Starts Online, Inc.
7007 College Boulevard, Suite 270
Overland Park, KS 66211

> **Re:** **Title Starts Online, Inc.**
> **First Amended Registration Statement on Form S-1**
> **Filed May 5, 2008**
> **File No. 333-149036**

Dear Mr. DeFoor:

　　We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.　　We note that you may, in your sole discretion, extend the term of the offering beyond August 29, 2008. Please explain how your ability to extend the offering is consistent with Rule 10b-9 of the Securities Exchange Act of 1934. Ensure that the cover page reference to the subscription period informs stockholders of any possible extension of the subscription period. In addition, add a risk factor disclosing that based on the current terms of your offering, subscriptions may be held in the escrow account for an unspecified and undetermined amount of time.

2.　　Although you are conducting a min-max offering, your disclosure in various instances presents information assuming that all shares offered will be sold. For example, in

"Use of Proceeds" on page 11, you discuss your plans for the application of offering proceeds only if all offering shares are sold. Please revise throughout your filing to present disclosure that addresses both the minimum and maximum offering amounts, as applicable. Ensure that information relating to the completion of only the minimum offering is given prominence at least equivalent to information that is based on the assumption that all offered shares will be sold. As an additional non-exclusive example of the amendments sought by this comment, we note that the beneficial ownership information at page 14 does not provide disclosure regarding the effect of the completion of the sale of the maximum and minimum offering amounts.

Cover Page

3.   Identify the financial institution that will serve as the escrow agent. In the prospectus summary prominently disclose that checks or other payments as subscriptions for shares are to be provided to that escrow agent.

Prospectus Summary, page 4

Overview, page 4

4.   Please clearly disclose here and elsewhere, as appropriate, that the report of your independent public accountants includes a paragraph that expresses substantial doubt concerning your ability to continue a going concern opinion. As an additional non-exclusive example of the amendments sought by this comment, add risk factor disclosure regarding the fact that you have been issued a going concern opinion.

The Company, page 4

5.   Please explain your statement that your "registration of the Shares is intended to provide title abstractors an incentive to become a part of [you] through acquiring shares in a company for which there is a potential market to sell the Shares."

The Offering, page 5

6.   In this section, as well as on page 12, clarify that subscription amounts will be counted towards the minimum subscription amount only if the form of payment, such as any check, clears the banking system prior to the end of the end of the offering period, which you currently indicate is August 29, 2008.

Risk Factors, page 6

7.   On page 6, you state that you "make various statements in this section which constitute 'forward-looking' statements under Section 27A of the Securities Act."

Because you are a new registrant that is not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the statements in your filing are made in connection with your initial public offering, this assertion appears inappropriate. See paragraphs (a)(1) and (b)(2)(D) of Section 27A of the Securities Act of 1933. Please revise accordingly.

Use of Proceeds, page 11

8. Because you have listed more than one use for the proceeds, indicate the order of priority of such purpose, and discuss your plans if substantially less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation S-K. If you will be unable to fund your operations for six months if you receive subscriptions for less than 900,000 shares, add a risk factor discussing this issue, and prominently disclose this elsewhere, as appropriate.

Plan of Distribution, page 12

9. You indicate that checks are to be forwarded to your law firm and that the checks are to be made payable to your company. This appears inconsistent with your statement on the cover page that all subscription funds will be held until closing in a separate account at an insured institution. Please revise and advise.

Description of Business, page 16

10. In the Prospectus Summary, as well as this section, please clearly describe the stage of development of your products and applications. Discuss what has been accomplished, as well as what remains to be accomplished to complete any development of products or applications. Explain when you expect to begin marketing products or services that would be capable of generating revenues, and discuss what must be accomplished for commercial marketing to commence. Ensure that you prominently place the disclosure regarding the stage of your business development and your ability to generate revenues, and provide an adequate discussion therein.

Management's Discussion and Analysis or Plan of Operation, page 19

11. Please provide an overview of management's plans for the development of your business and discuss the significant uncertainties and challenges that are faced by management in pursuing those plans. Describe the anticipated effect of the completion of the minimum and maximum offering amounts on the capabilities of the company. Ensure that you explain how operations would be expected to vary from the historical operations, in the event the maximum and minimum offering amounts are obtained.

Liquidity and Capital Resources, page 19

12.   Expand this section to disclose your viable plan to eliminate the uncertainty as to
        whether you will be able to continue as a going concern. In this respect, indicate the
        period of planned operations that your existing capital resources will enable you to
        fund, and if those resources are not sufficient to fund a minimum of 12 months of
        operations following the date of the prospectus, state the estimated amount of
        additional capital that you believe must be obtained to enable you to pursue your
        business plan for the minimum period of 12 months. Explain more specifically how
        you plan to address any material capital deficiency that you describe. Also, state the
        current rate at which you are using capital in operations. Indicate whether the rate at
        which cash has been used in operations in the recent periods is consistent with your
        expectations regarding capital requirements during the next 12 months. Explain any
        known future trend or any known events that will cause your future capital
        requirements to vary from historical ones. Describe the anticipated effect of the
        receipt of the minimum and the maximum offering proceeds are expected to have on
        your ability to pursue your business plan. See Item 303(a)(1) and (2) of Regulation S-
        K, and Instructions 2 and 5 thereto; see also SEC Release Nos. 33-6835 and
        33-8350.

Certain Relationships and Related Party Transactions, page 20

13.   Please expand your disclosure regarding a potential loan from Mr. DeFoor to discuss
        whether it is possible that Mr. DeFoor will not extend you the loan, any potential
        conditions to the loan, whether the amount of the possible loan may increase or
        decrease, and whether your failure to obtain the loan could impact your ability to
        continue as a going concern. Expand your discussion elsewhere, such as the liquidity
        and capital resources portion of management's discussion and analysis, as appropriate.

Exhibits, page II-2

14.   Please advise us when you plan to enter into the escrow arrangement and file the
        executed escrow agreement as an exhibit to your registration statement. We would
        expect that your escrow agreement will be executed prior to the effectiveness of your
        registration statement, and that a materially complete description of the agreed-upon
        escrow procedures will be included in your disclosure.

                        *   *   *   *   *

        As appropriate, please amend your filings in response to these comments. Each
responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in

HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

       Sincerely,

       Mark P. Shuman
       Branch Chief – Legal

cc: <u>Via Facsimile (312) 454-0261</u>
       Bartly J. Loethen, Esq.